UNITED STATES

SECURITIES AND EXHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

LIVE CARE, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	83-1151012
(State or other jurisdiction	(IRS Employer
of Incorporation)	Identification Number)

1500 East Venice Ave, Unit 411

Venice, FL 34292

(Address of Principal Executive Offices)

(941) 225-6699

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following presents managements analysis of the financial condition of Live Care, Inc.as of June, 30 2022.

Forward-looking Statements

Statements made in this Quarterly Report which are not purely historical are forward-looking statements with respect to the goals, plan objectives, intentions, expectations, financial condition, results of operations, future performance and our business, including, without limitation, (i) our ability to raise capital, and (ii) statements preceded by, followed by or that include the words "may," "would," "could," "should," "expects," "projects," "anticipates," "believes," "estimates," "plans," "intends," "targets" or similar expressions.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following, general economic or industry conditions, nationally and/or in the communities in which we may conduct business, changes in the interest rate environment, international gold prices, legislation or regulatory requirements, conditions of the securities markets, our ability to raise capital, changes in accounting principles, policies or guidelines, financial or political instability, acts of war or terrorism, other economic, competitive, governmental, regulatory and technical factors affecting our current or potential business and related matters.

Accordingly, results actually achieved may differ materially from expected results in these statements. Forward-looking statements speak only as of the date they are made. We do not undertake, and specifically disclaim, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Results of Operations

For The Six Months Ended June 30, 2022 Compared to the Six Months Ended June 30, 2021

We recognized revenues of $788,047 and $0 during the six months ended June 30, 2022 and 2021, respectively.

Operating expenses increased $637,423, or 11%, to $6,235,310 during the six months ended June 30, 2022, compared to $5,597,887 in the prior period. Cost of revenue increased $1,893,871 to $1,935,832 during the six months ended June 30, 2022, compared to $41,961 in the prior period. The increase in cost of sales is due to the commencement of operations in 2021. General and administrative expenses increased by $530,554 during the six months ended June 30, 2022 to $958,526, compared to $427,972 during the six months ended June 30, 2021. Stock based consulting expense increased $563,751 to $22,864,751 during the six months ended June 30, 2022, compared to $2,301,000 during the six months ended June 30, 2021. Compensation expense and stock-based compensation expense was $476,201 and $2,826,954 during the six months ended June 30, 2022 and 2021, respectively. The decrease in compensation expense is mainly due to a $2,500,000 decrease in stock-based compensation expense, partially offset by a $149,247 increase in compensation expense during the six months ended June 30, 2022 compared to the prior period. The increase in compensation expenses in 2022 are due to increases in part-time employees during the period to support growth.

We incurred an operating loss of $5,447,263 during the six months ended June 30, 2022, compared to an operating loss of $5,597,887 in the six months ended June 30, 2021. The $150,624 decrease is due to the $788,047 increase in revenue, partially offset by the $637,423 increase in operating expenses during the six months ended June 30, 2022 compared to the prior period, as discussed above.

We incurred total other expense of $77,621 during the six months ended June 30, 2022, as compared to $788,910 during the six months ended June 30, 2021. The $711,289 net decrease is due to a decrease of $660,614 in amortization of debt discounts, as wells as an $38,163 decrease in interest expenses and a $12,512 decrease in gains on extinguishment of debt during the six months ended June 30, 2022, compared to the prior period. All decreases are related to the paydown and conversion of outstanding convertible and non-convertible notes payable during the six months ended June 30, 2022 compared to the prior period.

Net loss totaled $5,524,884, or $0.15 per share, in the six months ended June 30, 2022, compared to a net loss of $6,386,797, or $0.23 per share in the six months ended June 30, 2021.

Liquidity

Current assets at June 30, 2022 totaled $2,844,317 and includes cash of $2,577,714, accounts receivable of $168,390, $87,108 in inventory and $11,105 in prepaid expenses. Current assets at December 31, 2021 totaled $2,389,778 and includes $2,259,516 in cash, $103,400 in common stock subscriptions receivable, $21,088 in accounts receivable and $5,774 in prepaid expenses.

During the six months ended June 30, 2022, our operating activities used net cash of $3,042,089 compared to $1,067,469 in the comparable 2021 period. The $1,974,620 increase is mainly the result of a $2,500,000 decrease in common stock issued for officer and director bonus, as wells as a decrease of $666,573 in amortization and accretion of debt discount, partially offset by an increase of $473,698 in common stock issued for services during the six months ended June 30, 2022 compared to the six months ended June 30, 2021, respectively. In addition, we recognized a net increase of $139,396 in cash used from the changes in operating assets and liabilities during the six months ended June 30, 2022 compared to the six months ended June 30, 2021.

Cash used in investing activities was for the development of an in-house software application and the purchase of furniture and office equipment totaling $56,632 during the six months ended June 30, 2022, compared to $30,043 during the six months ended June 30, 2021.

Financing activities provided $3,416,919 and $1,386,327 during the six months ended June 30, 2022 and 2021, respectively, an increase of $2,030,592. The increase is mainly due to the receipt of $2,017,450 in cash from the issuance of common stock, $1,472,600 in proceeds from common stock to be issued and $103,400 in proceeds from the receipt of stock subscriptions receivable during the six months ended June 30, 2022. During the six months ended June 30, 2021, we received $728,300 in cash from the issuance of common stock and $1,035,000 in proceeds from the issuance of notes payable. We made cash repayments of $176,531 and $376,973 on notes and convertible notes payable during the six months ended June 30, 2022 and 2021, respectively.

At June 30, 2022, the Company had working capital of $778,042, as compared to a working capital deficit of $1,272,557 at December 31, 2021.

Item 2. Other Information

None

Item 3. Financial Statements

LIVECARE, INC.

UNAUDITED BALANCE SHEETS

	June 30, 2022	December 31, 2021
ASSETS

Current assets:
Cash	$2,577,714	$2,259,516
Common stock subscriptions receivable	—	103,400
Accounts receivable	168,390	21,088
Inventory	87,108	—
Prepaid expenses	11,105	5,774
Total current assets	2,844,317	2,389,778

Fixed Assets:
Software and software development, net	117,776	102,809
Furniture and fixtures, net	23,404	5,633
Total fixed assets, net	141,180	108,442

Total Assets	$2,985,497	$2,498,220

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Accounts payable and accrued expenses	$91,186	$286,942
Accounts payable, related party	80,972	50,972
Accrued wages, related party	102,001	101,998
Common stock shares to be issued	1,473,100	121,460
Convertible notes payable	—	75,000
Notes payable, net of $74,122 and $157,150 of debt discount, respectively	319,016	480,849
Total current liabilities	2,066,275	1,117,221

Stockholders' equity:
Preferred stock; $0.001 par value, 50,000,000 shares authorized, 27,000,000 and 27,000,000 shares issued and outstanding, respectively	27,000	27,000
Common stock; $0.001 par value, 100,000,000 shares authorized, 38,631,298 and 34,943,463 shares issued and outstanding, respectively	38,631	34,943
Additional paid-in capital	23,774,017	18,712,598
Common stock subscriptions receivable	(12,000)	(10,000)
Accumulated deficit	(22,908,426)	(17,385,542)
Total stockholders' equity	919,222	1,380,999

Total Liabilities and Stockholders' Equity	$2,985,497	$2,498,220

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENTS OF OPERATIONS

	For the Six Months Ended June 30,
	2022	2021
Revenues:	$788,047	$—

Operating Expenses:
Costs of revenue	1,935,832	41,961
General and administrative	958,526	427,972
Stock based consulting expense	2,864,751	2,301,000
Compensation expense	476,201	326,954
Stock based compensation expense	—	2,500,000
Total operating expenses	6,235,310	5,597,887

Operating loss	(5,447,263)	(5,597,887)

Other Income (Expenses):
Gain on extinguishment debt	27,339	14,827
Amortization and accretion of debt discount	—	(765,609)
Interest expense, net	(104,960)	(38,128)
Total other income (expenses)	(77,621)	(788,910)

Loss before income taxes	(5,524,884)	(6,386,797)

Provision for income taxes	—	—

Net loss	$(5,524,884)	$(6,386,797)

Basic loss per common share	$(0.15)	$(0.23)

Basic weighted average common shares outstanding	36,024,715	28,359,185

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENT OF CASH FLOWS

	For the Six Months Ended June 30,
	2022	2021
Cash flows from operating activities:
Net loss	$(5,524,884)	$(6,386,797)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	23,894	817
Amortization and accretion of debt discounts	99,036	765,609
Common stock issued for services	2,774,698	2,301,000
Common stock issued for officer and director bonus	—	2,500,000
Gain on forgiveness of debt	(27,339)	(14,827)
Changes in operating assets and liabilities:
Increase in accounts receivable	(147,302)	—
Increase in advance to related party	—	(200,000)
Increase in prepaid assets	(92,439)	(10,273)
Increase in accounts payable	(147,756)	(64,589)
Increase (decrease) in accrued expenses	3	41,591
Net cash used in operating activities	(3,042,089)	(1,067,469)

Cash flows from investing activities:
Payments for application development	(39,483)	(30,043)
Purchase of furniture and fixtures	(17,149)	—
Net cash used in investing activities	(56,632)	(30,043)

Cash flows from financing activities:
Proceeds from the sale of common stock	2,017,450	728,300
Proceeds from the issuance of notes payable	—	1,035,000
Proceeds from the receipt of stock subscriptions receivable	103,400	—
Proceeds from common stock to be issued	1,472,600	—
Payments on notes payable	(101,531)	(176,973)
Payments on convertible notes payable	(75,000)	(200,000)
Net cash provided by financing activities	3,416,919	1,386,327

Net change in cash	318,198	288,815
Cash, beginning of period	2,259,516	905,682

Cash, end of period	$2,577,714	$1,194,497

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

NON-CASH FINANCING ACTIVITIES:
Common stock issued for debt conversion	$131,999	$793,920
Common stock issued for common stock shares to be issued	$120,960	$—
Common stock issued for accrued interest	$18,000	$—
Common stock issued for subscription receivable	$2,000	$—
Common stock issued for debt inducement	$—	$1,035,000
Common stock issued for software development	$—	$82,000

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

UNAUDITED STATEMENTS OF STOCKHOLDERS’ EQUITY

						Stock		Total
	Preferred Stock		Common Stock		Additional	Subscription	Accumulated	Stockholders
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balance, December 31, 2020	—	—	23,585,900	$23,585	$7,746,962	$—	$(8,269,485)	$(498,937)
Common stock issued for services	—	—	2,301,000	2,301	2,298,699	—	—	2,301,000
Common stock issued for cash	—	—	728,300	728	727,572	—	—	728,300
Common stock issued for officer and director bonus	—	—	2,500,000	2,500	2,497,500	—	—	2,500,000
Common stock issued for debt conversion	—	—	793,920	794	793,126	—	—	793,920
Common shares to be issued for note payable inducement	—	—	2,235,000	2,235	1,032,765	—	—	1,035,000
Common stock issued for application development	—	—	82,000	82	81,918	—	—	82,000
Net loss for the six months ended June 30, 2021	—	—	—	—	—	—	(6,386,797)	(6,386,797)
Balance, June 30, 2021	—	—	32,226,120	$32,225	$15,178,542	$—	$(14,656,282)	$554,486

						Stock		Total
	Preferred Stock		Common Stock		Additional	Subscription	Accumulated	Stockholders
	Shares	Amount	Shares	Amount	Paid-in Capital	Receivable	Deficit	Equity
Balance, December 31, 2021	27,000,000	27,000	34,943,463	$34,943	$18,712,598	$(10,000)	$(17,383,542)	$1,380,999
Common stock issued for cash	—	—	2,017,450	2,018	2,015,432	—	—	2,017,450
Common stock issued for services	—	—	1,397,426	1,397	2,773,301	—	—	2,774,698
Common stock issued for debt conversion	—	—	131,999	132	131,867	—	—	131,999
Common stock issued for shares to be issued	—	—	120,960	121	120,839	—	—	120,960
Common stock issued for accrued interest	—	—	18,000	18	17,982	—	—	18,000
Common stock issued for stock subscriptions	—	—	2,000	2	1,998	(2,000)	—	—
Net loss for the six months ended June 30, 2022	—	—	—	—	—	—	(5,524,884)	(5,524,884)
Balance, June 30, 2022	27,000,000	27,000	38,631,298	$38,631	$23,774,017	$(12,000)	$(22,908,426)	$919,222

The accompanying notes are an integral part of these unaudited financial statements.

LIVECARE, INC.

Notes to Unaudited Financial Statements

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The financial statements presented are those of LiveCare, Inc. (“LiveCare”, or the “Company”). LiveCare was incorporated on July 10, 2018, under the laws of the State of Delaware.

LiveCare is seeking to become the pre-eminent chronic care service and technology provider of a proven solution for the diabetes epidemic through visibility into daily health status, proactive real time communication, personalized support and programs designed to better engage diabetics in their overall wellness.

a.       Basis of Presentation

The accompanying unaudited interim financial statements of LiveCare have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in LiveCare’s audited financial statement as of and for the period ended December 31, 2021. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position and the results of operations for the interim period presented herein. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year or for any future period. Notes to the financial statements which would substantially duplicate the disclosure contained in the audited financial statements for fiscal 2021 have been omitted.

b.       Cash Equivalents

LiveCare considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

c.       Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d.       Revenue Recognition Policy

LiveCare follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). ASC 606 establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. The core principle of ASC 606 is to recognize revenue to depict the transfer of promised goods or services to our members in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. This principle is achieved through applying the following five-step approach:

•     Identification of the contract, or contracts, with a member.

•     Identification of the performance obligations in the contract.

•     Determination of the transaction price.

•     Allocation of the transaction price to the performance obligations in the contract.

•     Recognition of revenue when, or as, LiveCare satisfies a performance obligation.

LiveCare generates revenue from contracts with members who purchase access to LiveCare’s virtual diabetes healthcare management services on a monthly basis. Substantially all revenue is derived from monthly access fees, recognized as services are rendered and earned under subscription agreements with members that are based on a per participant per month model, using the number of active enrolled members each month for the minimum enrollment period. These solutions integrate devices, supplies, access to LiveCare’s blue-tooth based platform and clinical and data services to provide an overall health management solution. The promises to transfer these goods and services are not separately identifiable and is considered a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e., distinct days of service).

e.       Stock-Based Compensation

LiveCare records stock-based compensation using the fair value method. Equity instruments issued to employees and the cost of the services received as consideration are accounted for in accordance with ASC 718, Stock Compensation and are measured and recognized based on the fair value of the equity instruments issued.

All transactions with non-employees in which goods or services are the consideration received for the issuance of equity instruments are accounted for in accordance with ASC 515, Equity-Based Payments to Non-Employees, based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

f.       Fair Value of Financial Instruments

ASC 820, Fair Value Measurements (“ASC 820”) and ASC 825, Financial Instruments (“ASC 825”), requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. It establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. It prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 - Level 1 applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 - Level 2 applies to assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3 - Level 3 applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The carrying values of cash, accounts payable, and accrued liabilities approximate fair value. Pursuant to ASC 820 and 825, the fair value of cash is determined based on "Level 1" inputs, which consist of quoted prices in active markets for identical assets. The recorded values of all other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

g.       New Accounting Pronouncements

LiveCare has implemented all new accounting pronouncements that are in effect and that may impact its financial statements. The Company does not believe that there are any other new accounting pronouncements that have been issued that might have a material impact on its financial position or results of operations.

h.       Fixed Assets and Internal Use Software, net

Fixed assets consist of furniture and fixtures, recorded at cost, depreciated upon placement in service over their estimated useful lives of five years on a straight-line basis. Expenditures for normal repairs and maintenance are charged to expense as incurred.

LiveCare applies ASC 350-40, Intangibles—Goodwill and Other—Internal Use Software, in review of certain system projects. These system projects generally relate to software we do not intend to sell or otherwise market. In addition, we apply this guidance to our review of development projects related to software used exclusively for our patient monitoring subscription offerings. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized. Capitalized software costs are amortized when the software is available for its intended use over the expected economic life on a straight-line basis, which is three years. Amounts capitalized related to development of internal use software are included in property and equipment, net, on our Consolidated Balance sheets and related depreciation is recorded as a component of amortization and depreciation in our consolidated statements of operations.

During the six months ended June 30, 2022 and 2021, LiveCare incurred $39,483 and $30,043 in internal developed software costs and $17,149 and $0 in furniture and equipment purchases as well as $23,894 and $817 in depreciation and amortization expense, respectively. The net fixed assets and internal use software balance was $141,180 and $108,442 at June 30, 2022 and December 31, 2021, respectively.

i.       Long Lived Assets

Periodically the Company assesses potential impairment of its long-lived assets, which include property, equipment and acquired intangible assets, in accordance with the provisions of ASC Topic 360, Property, Plant and Equipment. The Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying values. An impairment loss would be recognized in the amount by which the recorded value of the asset exceeds the fair value of the asset, measured by the quoted market price of an asset or an estimate based on the best information available in the circumstances. There have been no such losses recognized during the six months ended June 30, 2022 and 2021.

j.       Basic and Diluted Loss Per Share

Basic net loss per share is computed on the basis of the weighted average number of common shares outstanding during each year. Diluted net loss per share is computed similar to basic net loss per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company uses the “if-converted” method for calculating the earnings per share impact of outstanding convertible debentures, whereby the securities are assumed converted and an earnings per incremental share is computed. Options, warrants and their equivalents are included in EPS calculations through the treasury stock method. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The calculation of basic and diluted net loss per share for the six months ended June 30, 2022 and 2021 are as follows:

	June 30, 2022	June 30, 2021
Basic and Diluted Net Loss Per Share:
Numerator:
Net loss	$(5,524,884)	$(6,386,797)
Denominator:
Weighted-average common shares outstanding	36,024,715	28,359,185

Basic and diluted net loss per share	$(0.15)	$(0.23)

The following table summarizes the potential shares of common stock that were excluded from the computation of diluted net loss per share for the six months ended June 30, 2022 and 2021 as such shares would have had an anti-dilutive effect:

	June 30, 2022	June 30, 2021
Common stock warrants	4,794,243	—
Convertible notes payable	—	100,000
Total	4,794,243	100,000

NOTE 2 - RELATED PARTY TRANSACTIONS

Accounts Payable, Related Party

As of June 30, 2022 and December 31, 2021, LiveCare owes $80,972 and $50,972, respectively, in legal fees to a law firm owned and operated by LiveCare’s Chief Legal Officer.

Accrued Payroll

As of June 30, 2022 and December 31, 2021, LiveCare owes back due wages under an employment agreement with its President and CEO in the amounts of $101,998 and $101,998, respectively.

Common Stock

NOTE 3 - STOCKHOLDERS’ DEFICIT

Common Stock

During the six months ended June 30, 2022, LiveCare sold 2,017,450 shares of common stock for cash of $2,017,450, or $1.00 per share.

During the six months ended June 30, 2022, LiveCare issued 1,397,426 shares of common stock for services valued at $2,774,698, or approximately $1.99 per share.

During the six months ended June 30, 2022, LiveCare issued 131,999 shares of common stock for conversion of convertible debt and accrued interest totaling $131,999, or $1.00 per share.

During the six months ended June 30, 2022, LiveCare issued 120,960 shares of common stock for common stock shares to be issued totaling $120,960, or $1.00 per share.

During the six months ended June 30, 2022, LiveCare issued 18,000 shares of common stock for accrued interest totaling $18,000, or $1.00 per share.

During the six months ended June 30, 2022, LiveCare issued 2,000 shares of common stock for stock subscriptions receivable totaling $2,000, or $1.00 per share.

Common Stock Subscriptions Receivable

During the six months ended June 20, 2022, LiveCare issued 2,000 shares of common stock for subscriptions receivable of $2,000 and received $103,400 in collections of subscriptions receivable. The balance of subscriptions receivable as of June 30, 2022 and December 31, 2021 was $12,000 and $10,000, respectively.

Common Stock Warrants

The following table presents the stock warrant activity during the six months ended June 30, 2022:

	Warrants	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding - December 31, 2021	2,774,793	$1.00	3.00
Granted	2,019,450	1.00	2.51
Forfeited/expired	—	—	—
Exercised	—	—	—
Outstanding June 30, 2022	4,794,234	$1.00	2.51
Exercisable – June 30, 2022

The Company analyzed the conversion options embedded in the convertible debt for derivative accounting consideration under ASC 815 and determined that the instruments embedded in the above referenced convertible promissory notes should be classified as liabilities and recorded at fair value due to their being no explicit limit to the number of shares to be delivered upon settlement of the conversion options.  Because the number of shares to be issued upon settlement of the above referenced convertible promissory notes could not be determined under these instruments, the Company could not determine whether it would have sufficient authorized shares at a given date to settle future share instruments. The fair values of the instruments were determined using a Black-Scholes option-pricing model. The intrinsic value of the exercisable warrants as of December 31, 2021 and 2020 was $0 and $0, respectively.

Common Stock Shares To Be Issued

As of June 30, 2022 and December 31, 2021, LiveCare had not yet issued 1,473,100 and 121,460 shares of common stock for cash and cash, debt inducement and convertible loan principal conversions, respectively. During the six months ended June 30, 2022, LiveCare issued 120,960 of the shares due at December 31, 2021. The value of the unissued shares of $1,473,100 and $121,460 is recorded as a current liability at June 30, 2022 and December 31, 2021, respectively.

NOTE 4 - NOTES AND CONVERTIBLE NOTES PAYABLE

Convertible Bridge Loan Agreements

During the six months ended June 30, 2022, LiveCare repaid the balance of $75,000 in Convertible Bridge Loan Agreements (“CBLA”). During the six months ended June 30, 2022 and 2021, LiveCare recognized $0 and $10,167 in interest expense from the amortization of debt discounts on the above agreements. As of June 30, 2022 and December 31, 2021, the balance of CBLA’s was $0 and $75,000, respectively.

Notes Payable

The balance of outstanding Revenue Share Agreements (“RSA”) was $393,138 and $337,999 as of June 30, 2022 and December 31, 2021, respectively. The balance of the debt discounts was $74,122 and $157,150, leaving a net balance of $319,016 and $180,849 as of June 30, 2022 and December 31, 2021, respectively. During the six months ended June 30, 2022 and 2021, LiveCare recognized a total of $99,036 and $765,609 in interest expense from the amortization and accretion of debt discounts on RSA’s, respectively.

Short-Term Loan

During January 2021, LiveCare entered into a consulting agreement with an individual for investor relations and marketing services, which included a short-term loan to LiveCare whereby LiveCare received $300,000 in cash. The short-term loan is unsecured and LiveCare agreed to repay the loan upon the consultant arranging for a minimum of $2,500,000 in equity funding for the Company.

Outstanding notes and convertible notes payable consisted of the following as of June 30, 2022 and December 31, 2021:

	June 30, 2022	December 31, 2021
Convertible Bridge Notes:
Various convertible notes payable, interest at 12%, unsecured, due dates through June 2021, past due	$—	$75,000
Notes Payable:
Various revenue share agreement notes payable, face discounts of between 20%-22%, unsecured, due in monthly payments through June 2023	93,138	337,999
Less: Unamortized face discount	(74,122)	(157,150)
Net, convertible notes	19,016	180,849
Short-Term Loan:
Short term loan due upon reaching funding milestone, no interest, unsecured	300,000	300,000
Total notes payable	$319,016	$480,849

NOTE 4 - GOING CONCERN

LiveCare's financial statements are prepared using Generally Accepted Accounting Principles applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, LiveCare has recently accumulated losses since its inception and has negative cash flows from operations, which raise substantial doubt about its ability to continue as a going concern. Management's plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about the LiveCare's ability to continue as a going concern are as follows:

LiveCare is seeking to raise up to $25,000,000 more total through private placements of its common stock to fund additional operation start-up expenses and expand operations. Funds received from the issuance of debt and equity is being used to fund the development, implementation and marketing of the platform. The continuation of LiveCare as a going concern is dependent upon its ability to implement its business plan and generate profitable operations that produce positive cash flows. If LiveCare is not successful, it may be forced to raise additional debt or equity financing.

There can be no assurance that LiveCare will be able to achieve its business plans, raise any more required capital or secure the financing necessary to achieve its current operating plan. The ability of LiveCare to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 5 - SUBSEQUENT EVENTS

During July 2022, LiveCare issued 4,000,000 shares of common stock for services to executives and members of board of directors and 200,000 shares of common stock for services to employees and other consultants.

 SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on October 6, 2022.

LIVE CARE, INC

By:	/s/ Max Rockwell
Name:	Max Rockwell
Title:	Chief Executive Officer and Director

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities on October 6, 2022.

/s/ Max Rockwell
Name:	Max Rockwell
Chief Executive Officer and Director
(Principal Executive Officer)

/s/ Jim Dalton
Name:	Jim Dalton
Chairman of the Board